EXHIBIT 99.10

Press Release

Plastic Recycling: Total and PureCycle Technologies Form a Strategic Partnership

Paris, May 19, 2020 – Total has signed an agreement with PureCycle Technologies to develop a strategic partnership in plastic recycling. As part of the agreement, Total undertakes to purchase part of the output of PureCycle Technologies’ future facility in the United States and to assess the interest of developing a new plant together in Europe.

PureCycle Technologies uses an innovative, patented technology to separate color, odor and any other contaminants from plastic waste feedstock to transform it into virgin-like recycled polypropylene. The company, which will begin construction on its first plant in Ohio (U.S.A.) this year, will produce 48,000 tons of recycled polypropylene.

“This partnership is an important new milestone for Total as it strengthens the Group’s position in chemical recycling. This first partnership in the United States opens new perspectives for addressing the challenge of the circular economy and achieving our ambition of producing 30% recycled polymers by 2030”, said Valérie Goff, Senior Vice President, Polymers at Total.

“Total possesses world-class expertise in the research, development and production of polypropylene. We believe Total represents the best possible strategic partner for PureCycle as we strive to scale this very promising and transformational technology globally. The introduction of recycled polypropylene that can be used interchangeably with virgin resin will have an enormously beneficial impact on the global plastics circular economy. Total shares our passion to make this happen and we are very pleased to have them as a strategic partner”, commented Mike Otworth, CEO of PureCycle Technologies.

Total and Plastics Recycling

Total is deeply committed to recycling plastics and intends to produce 30% recycled polymers by 2030. To achieve that goal, it is working on all types of recycling to improve the properties and uses of recycled plastics:

•	Total is a leader in innovative polymers, pioneering with the production of some fifteen grades of polypropylene and polyethylene containing at least 50% recycled materials.

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Total has also become involved in mechanical recycling by acquiring Synova, French leader in the production of high-performance recycled polypropylene for the automotive industry. The affiliate’s output will be doubled to reach 40,000 tons by 2021.

•	In the area of chemical recycling, Total has joined forces with Citeo, Recycling Technologies, Nestlé and Mars in December 2019 to develop chemical recycling of plastics in France.

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About Total

Total is a broad-energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major

Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

About PureCycle Technologies

PureCycle Technologies offers the only recycled polypropylene with properties equal to virgin polymer. Our proprietary process, invented by Procter & Gamble, removes color, odor, and other contaminants from recycled feedstock resulting in virgin-like polypropylene suitable for any PP market. PureCycle Technologies licenses technology from Procter & Gamble. To learn more, visit www.purecycletech.com.

PureCycle Technologies Contacts

Media Relations: (312) 731-0715 | press@purecycletech.com | @PureCycleTech

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.